Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783

BAA

11 February 2002

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

02015510

02 MAR -1 AM 8:21

Dear Sirs

**BAA plc (File No 82-3372) 12g3-2(b) Exemption**

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

SUPPL

pp **Marcela Zeman**
**Head of Investor Relations**

PROCESSED
MAR 05 2002
THOMSON
FINANCIAL

To: Marcela Zeman
Head of Investor Relations
BAA plc
130 Wilton Road
London
SW1W 1LQ

Fax: 44 20 7932 6783

From: Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Re: SEC notification 11 February 2002

**BAA plc (File No 82-3372) 12g3-2(b) Exemption**

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

______________________
Signed

______________________
Name

______________________
Date

Embargoed until 0700 hours Monday 11 February 2002

**BAA PASSENGER TRAFFIC CONTINUED RECOVERY IN JANUARY**

BAA's seven UK airports handled a total of 8 million passengers in January 2002, a fall of 3.9% against the same month last year, which, as indicated in the third quarter results, represents continued recovery on the results of October -12.0%, November -10.6% and December -6.4%.

The gradual recovery extends across all major markets. North Atlantic and domestic traffic showed the strongest improvement and were down in January by -10.1% and -2.7% respectively. This compares with -13.0% and -6.5% in December. Other long haul traffic also improved, down -4.7% in January compared with -6.0% in December. Heavy discounting by airlines on Irish routes resulted in strong Irish traffic growth of +10.9%.

Among individual airports, traffic at Stansted grew +17.2%, Glasgow was up +4.3% and Edinburgh added +10.2%. Growth at these airports has continued to be buoyed by strong marketing by low fare scheduled carriers.

Heathrow improved from a fall of -6.8% in December to -3.9% in January, re-confirming the trend by airlines to protect their positions at Europe's leading hub. Gatwick's figures remained stable at -16.4%. By the end of February, new routes by easyJet will come on line, giving them a total of 22 daily departures from Gatwick, making it the airport's second largest scheduled airline.

Air transport movements fell -4.4% in January. Cargo tonnage was also down by -7.8%, showing a reduction in the rate of decline seen over the last few months.

Mf.../

# News Release

Heathrow Gatwick Stansted Glasgow
Edinburgh Aberdeen Southampton

Corporate Affairs
130 Wilton Road, London SW1V 1LQ
Telephone +44 (0)20 7932 6654 Fax +44 (0)20 7932 6659
www.baa.com

For further information on BAA plc see www.baa.com

- Ends -


**Media enquiries:** **Caroline Corfield/Samantha Birmingham, BAA plc**
**Tel:+44 (0) 20 7932 6654**

**City enquiries:** **Maureen Spence, BAA plc**
**Tel: +44 (0) 20 7932 6776**

# BAA Traffic Summary : January 2002

| Terminal Passengers (000s) | Month | % Change | Fin year to date: Apr-01 to Jan-02 | % Change | 12 months to Jan-02 | % Change |
|---|---|---|---|---|---|---|
| Heathrow | 4,380.5 | -3.9 | 50,687.7 | -7.4 | 60,255.4 | -6.6 |
| Gatwick | 1,634.6 | -16.4 | 26,494.4 | -4.9 | 30,777.4 | -4.0 |
| Stansted | 880.4 | 17.2 | 11,974.0 | 14.5 | 13,779.5 | 14.8 |
| **London Area Total** | **6,895.5** | **-5.1** | **89,156.2** | -4.2 | **104,812.2** | **-3.5** |
| Southampton | 50.7 | -10.5 | 725.1 | -2.1 | 851.3 | -1.4 |
| Glasgow | 432.5 | 4.3 | 6,357.0 | 5.0 | 7,267.1 | 4.5 |
| Edinburgh | 429.7 | 10.2 | 5,223.4 | 10.0 | 6,079.1 | 9.4 |
| Aberdeen | 180.0 | -2.2 | 2,180.9 | 2.1 | 2,558.7 | 2.2 |
| **Scottish Total** | **1,042.3** | **5.4** | **13,761.2** | 6.3 | **15,904.9** | **5.9** |
| **BAA Total** | **7,988.4** | **-3.9** | **103,642.5** | -2.9 | **121,568.5** | **-2.3** |

| Air Transport Movements | Month | % Change | Fin year to date: Apr-01 to Jan-02 | % Change | 12 months to Jan-02 | % Change |
|---|---|---|---|---|---|---|
| Heathrow | 37,473 | -2.1 | 383,200 | -0.7 | 456,823 | -0.8 |
| Gatwick | 15,997 | -16.2 | 205,192 | -4.5 | 242,135 | -4.3 |
| Stansted | 10,609 | -6.4 | 129,078 | 3.5 | 151,809 | 3.3 |
| **London Area Total** | **64,079** | **-6.8** | **717,470** | -1.1 | **850,767** | **-1.1** |
| Southampton | 2,178 | 0.9 | 24,043 | 1.0 | 28,377 | 1.1 |
| Glasgow | 6,704 | -4.1 | 78,332 | 3.6 | 92,192 | 3.2 |
| Edinburgh | 8,227 | 10.9 | 84,802 | 14.3 | 99,950 | 12.8 |
| Aberdeen | 6,809 | 0.4 | 73,304 | 5.8 | 86,451 | 5.6 |
| **Scottish Total** | **21,740** | **2.6** | **236,438** | 7.9 | **278,593** | **7.2** |
| **BAA Total** | **87,997** | **-4.4** | **977,951** | 1.0 | **1,157,737** | **0.8** |

| Cargo (Metric Tonnes) | Month | % Change | Fin year to date: Apr-01 to Jan-02 | % Change | 12 months to Jan-02 | % Change |
|---|---|---|---|---|---|---|
| Heathrow | 88,520 | -4.9 | 968,511 | -10.6 | 1,175,770 | -9.8 |
| Gatwick | 17,978 | -23.1 | 222,712 | -16.1 | 274,680 | -14.1 |
| Stansted | 13,078 | 1.0 | 137,982 | -2.9 | 167,493 | -1.0 |
| **London Area Total** | **119,576** | **-7.6** | **1,329,205** | **-10.8** | **1,617,943** | **-9.7** |
| Southampton | 25 | -24.2 | 276 | 15.0 | 335 | 26.9 |
| Glasgow | 226 | -56.1 | 4,938 | -35.8 | 5,918 | -33.1 |
| Edinburgh | 1,282 | -7.2 | 13,192 | -11.8 | 16,087 | -10.9 |
| Aberdeen | 320 | -24.0 | 3,562 | -8.0 | 4,845 | 5.2 |
| **Scottish Total** | **1,828** | **-21.1** | **21,692** | -18.2 | **26,850** | **-14.7** |
| **BAA Total** | **121,429** | **-7.8** | **1,351,172** | -11.0 | **1,645,127** | **-9.8** |

Above data excludes Air Taxi passengers and Air Taxi movements.

# Market Comparison: January 2002

| *Market* | *BAA Total Jan-01 (000s)* | *BAA Total Jan-02 (000s)* | *% Change* |
|---|---|---|---|
| **Domestic** | 1,622 | 1,578 | -2.7 |
| **Eire** | 378 | 419 | 10.9 |
| **European Scheduled** | 2,936 | 2,828 | -3.7 |
| **European Charter*** | 537 | 529 | -1.6 |
| **North Atlantic** | 1,257 | 1,130 | -10.1 |
| **Other Long Haul** | 1,579 | 1,504 | -4.7 |
| **Total** | **8,309** | **7,988** | **-3.9** |

* includes North African Charter

Note: Origins and destinations are classified according to ultimate origin or destination of aircraft in the case of multi sector flights

Note: Figures for the market sectors have been rounded. Totals as per Traffic Summary